EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(Dollars and shares in millions except per-share data)
BASIC
Net income	$755.2	$714.4	$1,812.5	$1,813.6

Average number of common shares outstanding	1,084.8	1,076.3	1,083.0	1,076.4

Basic earnings per share	$.70	$.66	$1.67	$1.68

DILUTED
Net income	$755.2	$714.4	$1,812.5	$1,813.6

Average number of common shares outstanding	1,084.8	1,076.3	1,083.0	1,076.4
Incremental shares – stock options and contingently issuable shares	4.4	5.5	5.9	5.6

Adjusted average shares	1,089.2	1,081.8	1,088.9	1,082.0

Diluted earnings per share	$.69	$.66	$1.66	$1.68